Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-156695

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Yield Optimization Securities with Contingent Protection Linked to the common stock of El Paso Corporation	$999,996	$55.80
Yield Optimization Securities with Contingent Protection Linked to the common stock of MetLife, Inc.	$1,750,006.44	$97.65
Yield Optimization Securities with Contingent Protection Linked to the American depositary shares of Rio Tinto plc	$499,912.32	$27.90
Yield Optimization Securities with Contingent Protection Linked to the common stock of Wells Fargo & Company	$1,749,995.10	$97.65
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated January 13, 2009 and Product Supplement dated January 14, 2009)

Yield Optimization Notes with Contingent Protection

Enhanced Income Strategies for Equity Investors

UBS AG $999,996 Notes linked to the common stock of El Paso Corporation due July 29, 2011
UBS AG $1,750,006.44 Notes linked to the common stock of MetLife, Inc. due July 29, 2011
UBS AG $499,912.32 Notes linked to the American depositary shares of Rio Tinto plc due July 29, 2011
UBS AG $1,749,995.10 Notes linked to the common stock of Wells Fargo & Company due July 29, 2011

Investment Description

Yield Optimization Notes with Contingent Protection (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the performance of the common stock or American depositary shares of a specific company (the “underlying stock”). The Notes pay an enhanced coupon and provide either a return of principal or shares of the underlying stock at maturity. The enhanced coupon is designed to compensate you for the risk that you may receive a share of the underlying stock at maturity for each Note held that is worth less than your principal. At maturity, you will receive one share of the underlying stock (subject to adjustments in the case of certain corporate events described in the accompanying YONCP product supplement under “General Terms of the Notes — Antidilution Adjustments”) for each of your Notes if the closing price of the underlying stock on the final valuation date (the “final price”) is below the specified trigger price. Otherwise, you will receive your principal in cash. We will make coupon payments during the term of the Notes regardless of the performance of the underlying stock. Investing in the Notes involves significant risks. You may lose some or all of your principal. The contingent protection feature applies only if you hold the securities until maturity. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of UBS.

Features
☐	Income: Regardless of the performance of the underlying stock, the Notes will pay coupons designed to compensate you for the possibility that you could lose some or all of your principal.
☐	Tactical Investment Opportunity: If you believe the underlying stock will trend sideways over the term of the Notes — neither moving positively by more than the coupon paid on the Notes or negatively by more than the amount of contingent protection — the Note may provide improved performance compared to a direct investment in the underlying stock.
☐	Contingent Protection Feature: If you hold the Notes to maturity and the underlying stock does not close below the trigger price on the final valuation date, you will receive 100% of your principal, subject to the creditworthiness of UBS AG, and you will not participate in any appreciation of the underlying stock. If you hold the Notes to maturity and the underlying stock closes below the trigger price on the final valuation date, you will receive one share of the underlying stock for each of your Notes, which may be worth less than your principal and may have no value at all.

Key Dates

Trade Date*	July 23, 2009
Settlement Date*	July 29, 2009
Final Valuation Date**	July 25, 2011
Maturity Date**	July 29, 2011
*	We expect to deliver each offering of the Notes against payment on or about the fourth business day following the trade date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the trade date will be required, by virtue of the fact that each Note initially will settle in four business days (T+4), to specify alternative settlement arrangements to prevent a failed settlement.
**	Subject to postponement in the event of a market disruption event, as described in the product supplement.
Note Offerings

These terms relate to four separate Notes we are offering. Each of the four Notes is linked to the common stock or American depositary shares of a different company, and each of the four Notes has a different coupon rate, initial price and trigger price. The performance of each Note will not depend on the performance of any other Note.

Underlying Stocks	Coupon per Annum*	Initial Price	Trigger Price	CUSIP	ISIN
Common stock of El Paso Corporation	10.76%	$10.02	$6.01, which is 60% of Initial Price	90265G808	US90265G8087
Common stock of MetLife, Inc.	12.64%	$32.76	$19.66, which is 60% of Initial Price	90265G816	US90265G8160
American depositary shares of Rio Tinto plc	10.28%	$159.36	$95.62, which is 60% of Initial Price	90265G824	US90265G8244
Common stock of Wells Fargo & Company	12.16%	$24.26	$14.56, which is 60% of Initial Price	90265G832	US90265G8327

* Paid monthly in arrears in 24 equal installments.

See “Additional Information about UBS and the Notes” on page 2. Each Note we are offering will have the terms set forth in the YONCP product supplement relating to the Notes, the accompanying prospectus and this pricing supplement. See “Key Risks” on page 6 and the more detailed “Risk Factors” beginning on page PS-10 of the YONCP product supplement relating to the Notes for risks related to an investment in the Notes. Your Note does not guarantee any return of principal at maturity. At maturity, if you receive shares of the underlying stock, they may be worth less than your principal and may have no value at all.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying YONCP product supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Security*	Total	Per Security	Total	Per Security**
El Paso Corporation	$999,996	$10.02	$27,499.89	2.75%	$972,496.11	$9.74
MetLife, Inc.	$1,750,006.44	$32.76	$48,125.18	2.75%	$1,701,881.26	$31.86
Rio Tinto plc	$499,912.32	$159.36	$13,747.59	2.75%	$486,164.73	$154.98
Wells Fargo & Company	$1,749,995.10	$24.26	$48,124.87	2.75%	$1,701,870.23	$23.59
*	Dollar value is equal to 100% of the initial price.
**	Dollar value is equal to 97.25% of the initial price, which reflects the deduction of the total underwriting discount from the price to public.

UBS Financial Services Inc.	UBS Investment Bank

Pricing Supplement dated July 23, 2009

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	YONCP product supplement dated January 14, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000079/v137052_690302-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Yield Optimization Notes with Contingent Protection” or the “Notes” refer to four different Notes that are offered hereby. Also, references to the “YONCP product supplement” mean the UBS product supplement, dated January 14, 2009, relating to the Notes generally, and references to the “accompanying prospectus” mean the UBS prospectus, dated January 13, 2009.

Common Terms for Each Offering of the Notes

Issuer	UBS AG, Jersey Branch
Principal Amount per Note	Equal to the initial price (as defined below) of the underlying stock
Term	24 months
Coupon Payment	Coupon paid in arrears in twenty-four equal monthly installments based on the coupon per annum, regardless of the performance of the underlying stock. The coupon per annum for Notes linked to the common stock of El Paso Corporation, Notes linked to the common stock of MetLife, Inc., Notes linked to the American depositary shares of Rio Tinto plc and Notes linked to the common stock of Wells Fargo & Company are 10.76%, 12.64%, 10.28% and 12.16%, respectively
1st Installment through 24th Installment(1)	For Notes linked to the common stock of El Paso Corporation: $0.0898 per Note. For Notes linked to the common stock of MetLife, Inc.: $0.3451 per Note. For Notes linked to the American depositary shares of Rio Tinto plc: $1.3652 per Note. For Notes linked to the common stock of Wells Fargo & Company: $0.2458 per Note.
Trigger Price(2)	A percentage of the initial price of the underlying stock, as specified on the first page of this pricing supplement.
Payment at Maturity (per Note)	➢ If the final price of the underlying stock is not below the trigger price on the final valuation date, at maturity we will pay you an amount in cash equal to your principal amount.
➢ If the final price of the underlying stock is below the trigger price on the final valuation date, at maturity we will deliver to you one share of the underlying stock for each Note you own.
Each Note is not fully principal protected. The shares you may receive at maturity may be worth less than your principal and may have no value at all.
Closing Price	On any trading day, the last reported sale price of the underlying stock on the principal national securities exchange on which it is listed for trading, as determined by the calculation agent.
Initial Price	The closing price of the underlying stock on the trade date.
Final Price	The closing price of the underlying stock on the final valuation date.

Determining Payment at Maturity for Each Offering of the Notes

You will receive one share of the underlying stock for each Note you own (subject to adjustments in the case of certain corporate events, as described in the accompanying YONCP product supplement and this pricing supplement).

♦	If the market price of the underlying stock on the maturity date is less than the initial price, the shares you receive at maturity will be worth less than the principal amount of your Notes.

Your Notes are not fully principal protected. The shares you may receive at maturity could be worth less than your principal or may have no value at all.

(1)	Coupon payments will be paid on the coupon payment dates listed in the table of coupon payment dates on page 4 of this pricing supplement.
(2)	Principal protection is provided by UBS, and, therefore, is dependent on the ability of UBS to satisfy its obligations when due.

Investor Suitability

The Notes may be suitable for you if:

♦	You have a moderate to high risk tolerance.
♦	You are willing to receive shares of the underlying stock at maturity that may be worth less than your principal or may have no value at all.
♦	You believe the market price of the underlying stock is not likely to appreciate by more than the sum of the coupons paid on the Notes.
♦	You believe the final price of the underlying stock is not likely to be below the trigger price on the final valuation date.
♦	You are willing to make an investment that will be exposed to the same downside price risk as an investment in the underlying stock.
♦	You are willing to accept the risk of fluctuations in the market price of the underlying stock.
♦	You are willing to invest in the Note based on the stated coupon.
♦	You are willing to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Notes.

The Notes may not be suitable for you if:

♦	You seek an investment that is 100% principal protected.
♦	You are not willing to receive shares of the underlying stock at maturity.
♦	You believe the market price of the underlying stock is likely to appreciate by more than the sum of the coupons paid on the Notes.
♦	You believe the final price of the underlying stock is likely to be below the trigger price on the final valuation date.
♦	You are not willing to accept the risks of owning equities in general and the underlying stock in particular.
♦	You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment for which there will be an active secondary market.
♦	You are not willing or are unable to assume the credit risk associated with UBS, as Issuer of the Notes.
Coupon Payment Dates

Coupon will be paid in arrears in twenty-four equal monthly installments on the coupon payment dates listed below:

August 31, 2009	August 31, 2010
September 30, 2009	September 30, 2010
October 30, 2009	October 29, 2010
November 30, 2009	November 30, 2010
December 31, 2009	December 30, 2010
January 29, 2010	January 31, 2011
February 26, 2010	February 28, 2011
March 31, 2010	March 31, 2011
April 30, 2010	April 29, 2011
May 28, 2010	May 31, 2011
June 30, 2010	June 30, 2011
July 30, 2010	July 29, 2011

What are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement. The following discussion supplements the discussion in “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement.

The United States federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and UBS hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent debt instrument and a put option contract in respect of the underlying stock. The terms of the Notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your Notes for U.S. federal income tax purposes as consisting of two components:

Debt component —  Because the Notes have a term greater than one year, amounts treated as interest on the debt component would be includible in income by you in accordance with your regular method of accounting for interest for United States federal income tax purposes.

Put option component — The put option component would generally not be taxed until sale or maturity. At maturity, the put option component either would be taxed as a short-term capital gain if the principal is repaid in cash or would reduce the basis of any underlying equity if you receive (or are deemed to receive if the cash equivalent is paid) the underlying equity.

With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the debt component and a payment with respect to the put option as follows:

Underlying Stocks	Coupon per Annum	Interest on Debt Component per Annum	Put Option Component per Annum
Common stock of El Paso Corporation	10.76%	3.44%	7.32%
Common stock of MetLife, Inc.	12.64%	3.44%	9.20%
American depositary shares of Rio Tinto plc	10.28%	3.44%	6.84%
Common stock of Wells Fargo & Company	12.16%	3.44%	8.72%

Upon sale or exchange of your Notes you would be required to apportion the value of the amount you receive between the Debt Portion and the Put Option on the basis of the fair market values thereof on the date of sale or exchange. Except to the extent such gain or loss is attributable to accrued and unpaid interest with respect to the Debt Portion, any gain or loss recognized with respect to the Debt Portion would be capital gain or loss (and such gain or loss would be long-term to the extent that you have held the Note for more than one year) and the amount of cash that is apportioned to the Put Option (together with any amount of premium received in respect thereof and deferred as described above) would be treated as short-term capital gain.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as described above. However, in light of the uncertainty as to the United States federal income tax treatment, it is possible that your Notes could be treated as a single contingent debt instrument subject to special U.S. Treasury Regulations governing contingent debt instruments. If the Notes are so treated, the amount of interest you would be required to take into account for each accrual period would be determined by constructing a projected payment schedule for your Notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a non-contingent fixed rate debt instrument with other terms and conditions similar to the Notes and then determining as of the issue date a payment schedule (including all fixed payments of interest actually provided for and a hypothetical payment at maturity) that would produce the comparable yield. These rules would generally have the effect of (i) treating each payment of stated interest on your Notes in part as taxable interest income (to the extent of the comparable yield) and thereafter as a tax-free return of capital and (ii) requiring you to use an accrual (rather than the cash receipts and disbursements) method of accounting with respect to interest on your Notes. It is also possible that pursuant to some other characterization, the timing and character of your income from the Notes could differ materially from the treatment described above. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes. Please read the discussion in “Supplemental U.S. Tax Considerations” on page PS-38 for a more detailed description of the tax treatment of your Notes.

In addition, the Internal Revenue Service has recently released a Notice that may affect the taxation of holders of the Notes. According to the Notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes. Legislation has also been proposed in Congress that would require the holders of certain prepaid forward contracts to accrue income during the term of the transaction. It is not clear whether the Notice applies to instruments such as the Notes. Furthermore, it is not possible to determine what guidance or legislation will ultimately result, if any, and whether such guidance or legislation will affect the tax treatment of the Notes. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-38 unless and until such time as some other treatment is more appropriate.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, please see the discussion under “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement and consult your tax advisor.

Key Risks

An investment in any offering of the Notes involves significant risks. Some of the risks that apply to each offering of the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the YONCP product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Risk of Loss of Contingent Protection — Your principal will be protected only if the final price of the underlying stock is not below the trigger price on the final valuation date and the Notes are held to maturity. If the final price of the underlying stock is below the trigger price on the final valuation date, the contingent protection feature will be eliminated and you will be fully exposed at maturity to any decline in the market price of the underlying stock. Greater expected volatility with respect to a Note’s underlying stock reflects a higher expectation as of the trade date that a stock could close below its trigger price on the final valuation date of the Note. This greater expected risk will generally be reflected in a higher coupon payable on such Note. A stock’s volatility, however, can change significantly over the term of the Notes. The price of the underlying stock for your Note could fall sharply, which could result in a significant loss of principal.
♦	The amount you receive on the Notes at maturity will exceed their stated principal amount only in limited circumstances — Even though you will be subject to the risk of a decline in the price of the underlying stock, you will generally not participate in any appreciation in the price of the underlying stock. Your return on the Notes at maturity will not exceed the coupon payable on the Notes except for the situation in which (1) the final price of the underlying stock is less than the trigger price on the final valuation date (and, therefore, you receive shares instead of cash at maturity) and (2) the market price of the underlying stock at maturity is greater than the initial price.
♦	Single Stock Risk — The price of the underlying stock can rise or fall sharply due to factors specific to that underlying stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
♦	There may be little or no secondary market for the Notes — No offering of the Notes will be listed or displayed on any securities exchange or any electronic communications network. A secondary trading market for the Notes may not develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in each offering of the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the initial price to public; and as a result, you may suffer substantial losses.
♦	Owning the Notes is not the same as owning the underlying stock — The return on your Notes may not reflect the return you would realize if you actually owned the underlying stock. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the underlying stock over the term of your Notes. Furthermore, the underlying stock may appreciate substantially during the term of your Notes and you will not participate in such appreciation unless the final price of the underlying stock is below the trigger price. Moreover, you will only participate in the appreciation in these circumstances if the market price of the underlying stock on the maturity date is greater than the initial price.
♦	Credit of UBS — The Notes are senior unsecured debt obligations of the issuer, UBS and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any contingent principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.
♦	Price prior to maturity — The market price of your Notes will be influenced by many unpredictable and interrelated factors, including the market price of the underlying stock and the expected price volatility of the underlying stock, the dividend rate on the underlying stock, the time remaining to the maturity of your Notes, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events.
♦	Impact of fees on secondary market prices — Generally, the market price of the Notes in the secondary market is likely to be lower than the initial public offering price of the Notes, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on market price of underlying stock — Trading or transactions by UBS or its affiliates in the underlying stock and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying stock may adversely affect the market price of the underlying stock and, therefore, the market value of your Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuer of the underlying stock, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of UBS, will determine whether the final price is below the trigger price on the final valuation date and accordingly the payment at maturity on your Notes. The calculation agent may postpone the maturity date if a market disruption event occurs and is continuing on the final valuation date.

♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates have recently published research or other opinions that may be inconsistent with the investment view implicit in each of the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying stock to which the Notes are linked.
♦	Antidilution adjustments — Although the calculation agent will adjust the amount payable at maturity by adjusting the number of shares of the underlying stock that may be delivered for certain corporate events affecting the underlying stock, such as stock splits and stock dividends, and certain other actions involving the underlying stock, the calculation agent is not required to make an adjustment for every corporate event that can affect the underlying stock. If an event occurs that does not require the calculation agent to adjust the number of shares of underlying stock that may be delivered at maturity, the market value of your Notes and the payment at maturity may be materially and adversely affected.
♦	In some circumstances, the payment you receive on the Notes may be based on the common stock or American depositary shares of another company and not the underlying stock — Following certain corporate events relating to the respective issuer of the underlying stock where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the common stock or American depositary shares of a successor to the respective underlying stock issuer or any cash or any other assets distributed to holders of the underlying stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section “General Terms of the Notes — Antidilution Adjustments” beginning on page PS-25 of the YONCP product supplement. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity you will receive an amount in cash equal to your principal amount unless the final price of the underlying stock is below the trigger price (as such trigger price may be adjusted by the calculation agent upon occurrence of one or more such events).
♦	Exchange Rate Risk — Because American depositary shares are denominated in U.S. dollars but represent foreign equity securities that are denominated in a foreign currency, changes in currency exchange rates may negatively impact the value of the American depositary shares. The value of the foreign currency may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. Therefore, exposure to exchange rate risk may result in reduced returns for Notes linked to American depositary shares.
♦	The Notes linked to American Depositary Shares are Subject to Risks Associated with Foreign Securities Markets — Because foreign equity securities underlying the American depositary shares may be publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the Notes linked to American depositary shares involve particular risks. For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies. Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section above entitled “What Are the Tax Consequences of the Notes?” and the section entitled “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement and consult your tax advisor about your tax situation.

Hypothetical Examples

Hypothetical Examples — Note Returns at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following:

Term:	24 months
Coupon per annum*:	11.00% (or $0.4583 per monthly period)
Initial price of the underlying stock:	$50.00 per share
Trigger price:	$30.00 (60% of the initial price)
Principal amount:	$50.00 per Note (set equal to the initial price)
Dividend yield on the underlying stock**:	2.00%
*	Coupon payment will be paid in arrears in monthly installments during the term of the Note on an unadjusted basis.
**	Dividend yield assumed received by holders of the stock during the term of the Notes.

Scenario #1: The final price of the stock is not below the trigger price of $30.00.

Since the final price of the underlying stock is not below the trigger price of $30.00, principal is protected and you will receive at maturity a cash payment equal to the principal amount of the Notes. This investment would outperform an investment in the stock if the price appreciation of the stock (plus dividends, if any) is less than 22.00%.

If the closing price of the underlying stock on the final valuation date is $50.00 (no change in the price of the stock):

Payment at Maturity:	$50.00
Coupons:	$11.00	($0.4583 × 24 = $11.00)
Total:	$61.00
Total Return on the Notes:	22.00%

In this example, the total return on the Notes is 22.00% while the total return on the stock is 2% (including dividends).

If the closing price of the underlying stock on the final valuation date is $65.00 (an increase of 30%):

Payment at Maturity:	$50.00
Coupons:	$11.00	($0.4583 × 24 = $11.00)
Total:	$61.00
Total Return on the Notes:	22.00%

In this example, the total return on the Notes is 22.00% while the total return on the stock is 32% (including dividends).

If the closing price of the underlying stock on the final valuation date is $42.50 (a decline of 15%):

Payment at Maturity:	$50.00
Coupons:	$11.00	($0.4583 × 24 = $11.00)
Total:	$61.00
Total Return on the Notes:	22.00%

In this example, the total return on the Notes is 22.00% while the total return on the stock is a loss of 13% (including dividends).

Scenario #2: The final price of the stock is below the trigger price of $30.00.

Since the final price of the underlying stock is below the trigger price of $30.00, you will receive at maturity one share of the underlying stock for every Note you hold. The value received at maturity and the total return on the Notes at that time depends on the closing price of the underlying stock on the maturity date.

If the closing price of the underlying stock on the maturity date is $22.50 (a decline of 55%):

Value of share received:	$22.50
Coupons:	$11.00	($0.4583 × 24 = $11.00)
Total:	$33.50
Total Return on the Notes:	-33.00%

In this example, the total return on the Notes is a loss of 33.00% while the total return on the stock is a loss of 53% (including dividends).

If the closing price of the underlying stock on the maturity date is $42.50 (a decline of 15%):

Value of share received:	$42.50
Coupons:	$11.00	($0.4583 × 24 = $11.00)
Total:	$53.50
Total Return on the Notes:	7.00%

In this example, the total return on the Notes is 7.00% while the total return on the stock is a loss of 13% (including dividends).

Hypothetical Return Table of the Notes at Maturity

The table below is based on the following assumptions:

Term:	24 months
Coupon per annum*:	11.00% (or $0.4583 per monthly period)
Initial price:	$50.00 per share
Trigger price:	$30.00 (60% of the initial price)
Principal amount:	$50.00 per Note (set equal to the initial price)
Dividend yield on the underlying stock**:	2.00%
*	Coupon payment will be paid in arrears in monthly installments during the term of the Note on an unadjusted basis.
**	Dividend yield assumed received by holders of the stock during the term of the Notes.

Underlying Stock			Trigger Event Does Not Occur(1)		Trigger Event Occurs(2)
Final Stock Price(3)	Stock Price Return	Total Return at Maturity(4)	Total Payment at Maturity	Total Return at Maturity(5)	Total Payment at Maturity(6)	Total Return at Maturity(7)
$75.00	50.00%	52.00%	$61.00	22.00%	$86.00	72.00%
$72.50	45.00%	47.00%	$61.00	22.00%	$83.50	67.00%
$70.00	40.00%	42.00%	$61.00	22.00%	$81.00	62.00%
$67.50	35.00%	37.00%	$61.00	22.00%	$78.50	57.00%
$65.00	30.00%	32.00%	$61.00	22.00%	$76.00	52.00%
$62.50	25.00%	27.00%	$61.00	22.00%	$73.50	47.00%
$60.00	20.00%	22.00%	$61.00	22.00%	$71.00	42.00%
$57.50	15.00%	17.00%	$61.00	22.00%	$68.50	37.00%
$55.00	10.00%	12.00%	$61.00	22.00%	$66.00	32.00%
$52.50	5.00%	7.00%	$61.00	22.00%	$63.50	27.00%
$50.00	0.00%	2.00%	$61.00	22.00%	$61.00	22.00%
$47.50	-5.00%	-3.00%	$61.00	22.00%	$58.50	17.00%
$45.00	-10.00%	-8.00%	$61.00	22.00%	$56.00	12.00%
$42.50	-15.00%	-13.00%	$61.00	22.00%	$53.50	7.00%
$40.00	-20.00%	-18.00%	$61.00	22.00%	$51.00	2.00%
$37.50	-25.00%	-23.00%	$61.00	22.00%	$48.50	-3.00%
$35.00	-30.00%	-28.00%	$61.00	22.00%	$46.00	-8.00%
$32.50	-35.00%	-33.00%	$61.00	22.00%	$43.50	-13.00%
$30.00	-40.00%	-38.00%	$61.00	22.00%	$41.00	-18.00%
$27.50	-45.00%	-43.00%	n/a	n/a	$38.50	-23.00%
$25.00	-50.00%	-48.00%	n/a	n/a	$36.00	-28.00%
$22.50	-55.00%	-53.00%	n/a	n/a	$33.50	-33.00%
$20.00	-60.00%	-58.00%	n/a	n/a	$31.00	-38.00%
$17.50	-65.00%	-63.00%	n/a	n/a	$28.50	-43.00%
$15.00	-70.00%	-68.00%	n/a	n/a	$26.00	-48.00%
(1)	A trigger event does not occur if the final price of the underlying stock is not below the trigger price.
(2)	A trigger event occurs if the final price of the underlying stock is below the trigger price.
(3)	The final stock price is as of the final valuation date, if the final price of the stock is not below the trigger price. If the final price of the stock is below the trigger price, the final stock price is as of the maturity date.
(4)	The total return at maturity on the underlying stock includes a 2% cash dividend payment.
(5)	The total return at maturity on the Notes includes coupon payments.
(6)	Payment will consist, in part, of underlying stock valued as of the maturity date.
(7)	If a trigger event occurs, the total return at maturity will only be positive in the event that the market price of the underlying stock on the maturity date is substantially greater than the final price of such underlying stock on the final valuation date. Such an increase in price is not likely to occur.

Information about the Underlying Stocks

All disclosures contained in this pricing supplement regarding each underlying stock are derived from publicly available information. Neither UBS nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any underlying stock contained in this pricing supplement. You should make your own investigation into each underlying stock.

Included on the following pages is a brief description of the underlying stock issuers of each of the respective underlying stocks. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for each of the underlying stocks. The information given below is for the four calendar quarters in each of 2004, 2005, 2006, 2007 and 2008. Full data is provided for the first and second calendar quarters of 2009 and partial data is provided for the third calendar quarter of 2009. We obtained the closing price information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the underlying stocks as an indication of future performance.

Each of the underlying stocks is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the respective issuers of the underlying stocks with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the respective issuers of the underlying stocks under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

El Paso Corporation

According to publicly available information, El Paso Corporation (“El Paso”) is an energy company, which operates in the natural gas transmission and exploration and production sectors of the energy industry. The Company owns or has interests in North America's interstate pipeline system, which has approximately 42,000 miles of pipe that connect North America's producing basins to its consuming markets. It also provides approximately 230 billion cubic feet (Bcf) of storage capacity and has a liquefied natural gas (LNG) receiving terminal and related facilities in Elba Island, Georgia with 933 million cubic feet (MMcf) of daily base load sendout capacity. El Paso's exploration and production business is focused on the exploration for and the acquisition, development and production of natural gas, oil and natural gas liquids (NGL) in the United States, Brazil and Egypt. The Company operates in two business segments: Pipelines, and Exploration and Production. It also has Marketing and Power segments. Information filed by El Paso with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-14365, or its CIK Code: 0001066107. El Paso’s website is http://www.elpaso.com. El Paso’s common stock is listed on the New York Stock Exchange under the ticker symbol “EP”.

Historical Information

The following table sets forth the quarterly high and low closing prices for El Paso’s common stock, based on daily closing prices on the primary exchange for El Paso, as reported by Bloomberg. El Paso’s closing price on July 23, 2009 was $10.02.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2004	3/31/2004	$9.71	$6.62	$7.11
4/1/2004	6/30/2004	$7.88	$6.76	$7.88
7/1/2004	9/30/2004	$9.19	$7.46	$9.19
10/1/2004	12/31/2004	$11.50	$8.45	$10.40
1/3/2005	3/31/2005	$12.99	$10.07	$10.58
4/1/2005	6/30/2005	$11.66	$9.54	$11.52
7/1/2005	9/30/2005	$13.90	$11.32	$13.90
10/3/2005	12/30/2005	$13.92	$10.86	$12.16
1/3/2006	3/31/2006	$13.80	$11.89	$12.05
4/3/2006	6/30/2006	$15.89	$11.97	$15.00
7/3/2006	9/29/2006	$16.20	$13.02	$13.64
10/2/2006	12/29/2006	$15.45	$13.14	$15.28
1/3/2007	3/30/2007	$15.60	$13.76	$14.47
4/2/2007	6/29/2007	$17.23	$14.66	$17.23
7/2/2007	9/28/2007	$18.43	$15.51	$16.97
10/1/2007	12/31/2007	$18.10	$15.64	$17.24
1/2/2008	3/31/2008	$18.19	$15.30	$16.64
4/1/2008	6/30/2008	$21.84	$16.81	$21.74
7/1/2008	9/30/2008	$21.57	$11.25	$12.76
10/1/2008	12/31/2008	$12.09	$5.35	$7.83
1/2/2009	3/31/2009	$9.14	$5.45	$6.25
4/1/2009	6/30/2009	$10.83	$6.40	$9.23
7/1/2009*	7/23/2009*	$10.02	$8.14	$10.02
*	As of the date of this pricing supplement available information for the third calendar quarter of 2009 includes data for the period from July 1, 2009 through July 23, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2009.

The graph below illustrates the performance of El Paso’s common stock from January 29, 1999 through July 23, 2009, based on information from Bloomberg. The dotted line represents the trigger price, equal to 60% of the closing price on July 23, 2009. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

MetLife, Inc.

According to publicly available information, MetLife, Inc. (“MetLife”) is a provider of insurance and other financial services with operations throughout the United States, and the regions of Latin America, Europe and Asia Pacific. Through the Company’s domestic and international subsidiaries and affiliates, it offers life insurance, annuities, automobile and homeowners insurance, retail banking and other financial services to individuals, as well as group insurance, reinsurance and retirement and savings products and services to corporations, and other institutions. MetLife operates in four business segments: Institutional, Individual, International and Auto & Home, as well as Corporate & Other. In May 2008, MetLife Bank, N.A., a unit of the Company, completed the acquisition of EverBank Reverse Mortgage LLC, from its parent, EverBank Financial Corp. EverBank Reverse Mortgage will be a wholly owned subsidiary of MetLife Bank. In May 2009, the Company sold Cova Corp., which is the parent company of Texas Life Insurance Co. Information filed by MetLife with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-15787, or its CIK Code: 0001099219. MetLife’s website is http://www.metlife.com. MetLife’s common stock is listed on the New York Stock Exchange under the ticker symbol “MET”.

Historical Information

The following table sets forth the quarterly high and low closing prices for MetLife’s common stock, based on daily closing prices on the primary exchange for MetLife, as reported by Bloomberg. MetLife’s closing price on July 23, 2009 was $32.76.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2004	3/31/2004	$35.87	$32.63	$35.68
4/1/2004	6/30/2004	$36.66	$33.21	$35.85
7/1/2004	9/30/2004	$38.73	$33.97	$38.65
10/1/2004	12/31/2004	$41.18	$33.98	$40.51
1/3/2005	3/31/2005	$41.37	$38.31	$39.10
4/1/2005	6/30/2005	$45.45	$37.85	$44.94
7/1/2005	9/30/2005	$50.20	$45.47	$49.83
10/3/2005	12/30/2005	$52.15	$46.80	$49.00
1/3/2006	3/31/2006	$51.98	$48.14	$48.37
4/3/2006	6/30/2006	$53.19	$48.44	$51.21
7/3/2006	9/29/2006	$57.23	$49.65	$56.68
10/2/2006	12/29/2006	$59.83	$56.23	$59.01
1/3/2007	3/30/2007	$65.92	$59.10	$63.15
4/2/2007	6/29/2007	$69.04	$63.29	$64.48
7/2/2007	9/28/2007	$69.92	$59.62	$69.73
10/1/2007	12/31/2007	$70.87	$60.46	$61.62
1/2/2008	3/31/2008	$61.47	$54.62	$60.26
4/1/2008	6/30/2008	$62.88	$52.77	$52.77
7/1/2008	9/30/2008	$63.00	$43.75	$56.00
10/1/2008	12/31/2008	$48.15	$16.48	$34.86
1/2/2009	3/31/2009	$35.97	$12.10	$22.77
4/1/2009	6/30/2009	$35.50	$23.43	$30.01
7/1/2009*	7/23/2009*	$32.76	$26.90	$32.76
*	As of the date of this pricing supplement available information for the third calendar quarter of 2009 includes data for the period from July 1, 2009 through July 23, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2009.

The graph below illustrates the performance of MetLife’s common stock from April 28, 2000 through July 23, 2009, based on information from Bloomberg. The dotted line represents the trigger price, equal to 60% of the closing price on July 23, 2009. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Rio Tinto plc

According to publicly available information, Rio Tinto plc (“Rio Tinto”) and Rio Tinto Limited operate as one business organization (the “Company”). The Company is a mining and exploration company. The Company’s business is finding, mining and processing mineral resources. Its major products include aluminum, copper, diamonds, energy products, gold, industrial minerals (borates, titanium dioxide, salt and talc), and iron ore. The Company’s activities are represented in Australia and North America. There are also businesses in South America, Asia, Europe and southern Africa. The Company’s product groups comprise: Aluminum; Copper and Diamonds; Energy and Minerals, and Iron Ore. The Company's business support groups include Exploration and Technology and Innovation. In January 2009, the Company completed the sale of its 50% equity share of the Alcan Ningxia aluminum joint venture in China to Qingtongxia Aluminium Group Co Ltd. Information filed by Rio Tinto with the SEC under the Exchange Act can be located by reference to its SEC file number: 1-10533, or its CIK Code: 0000863064. Rio Tinto’s website is http://www.riotinto.com. Rio Tinto’s American depositary shares are listed on the New York Stock Exchange under the ticker symbol “RTP”.

Historical Information

The following table sets forth the quarterly high and low closing prices for Rio Tinto’s American depositary shares, based on daily closing prices on the primary exchange for Rio Tinto, as reported by Bloomberg. Rio Tinto’s closing price on July 23, 2009 was $159.36.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2004	3/31/2004	$95.51	$79.34	$83.17
4/1/2004	6/30/2004	$87.07	$71.46	$81.08
7/1/2004	9/30/2004	$89.84	$80.23	$89.84
10/1/2004	12/31/2004	$98.72	$85.57	$98.57
1/3/2005	3/31/2005	$118.08	$92.26	$107.29
4/1/2005	6/30/2005	$108.12	$95.76	$100.82
7/1/2005	9/30/2005	$138.01	$101.69	$135.86
10/3/2005	12/30/2005	$151.56	$123.05	$151.15
1/3/2006	3/31/2006	$176.20	$152.14	$174.95
4/3/2006	6/30/2006	$208.57	$156.57	$177.24
7/3/2006	9/29/2006	$181.31	$151.34	$160.27
10/2/2006	12/29/2006	$194.27	$154.17	$179.59
1/3/2007	3/30/2007	$194.89	$163.62	$192.54
4/2/2007	6/29/2007	$263.27	$194.89	$258.72
7/2/2007	9/28/2007	$290.23	$198.32	$290.23
10/1/2007	12/31/2007	$404.28	$282.54	$354.88
1/2/2008	3/31/2008	$392.16	$280.01	$348.07
4/1/2008	6/30/2008	$469.01	$354.76	$418.36
7/1/2008	9/30/2008	$395.74	$191.43	$210.87
10/1/2008	12/31/2008	$214.87	$51.32	$75.14
1/2/2009	3/31/2009	$119.29	$66.91	$113.30
4/1/2009	6/30/2009	$179.60	$107.06	$138.50
7/1/2009*	7/23/2009*	$159.36	$124.48	$159.36
*	As of the date of this pricing supplement available information for the third calendar quarter of 2009 includes data for the period from July 1, 2009 through July 23, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2009.

The graph below illustrates the performance of Rio Tinto’s American depositary shares from January 29, 1999 through July 23, 2009, based on information from Bloomberg. The dotted line represents the trigger price, equal to 60% of the closing price on July 23, 2009. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Wells Fargo & Company

According to publicly available information, Wells Fargo & Company (“Wells Fargo”) is a financial holding company and a bank holding company. The Company is a diversified financial services company providing retail, commercial and corporate banking services through banking stores located in 39 states and the District of Columbia. It provides other financial services through subsidiaries engaged in various businesses, principally wholesale banking, mortgage banking, consumer finance, equipment leasing, agricultural finance, commercial finance, securities brokerage and investment banking, insurance agency and brokerage services, computer and data processing services, trust services, investment advisory services, mortgage-backed securities servicing and venture capital investment. The Company operates in three segments: Community Banking, Wholesale Banking and Wells Fargo Financial. On December 31, 2008, Wells Fargo acquired Wachovia Corporation (Wachovia). Information filed by Wells Fargo with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-2979, or its CIK Code: 0000072971. Wells Fargo’s website is http://www.wellsfargo.com. Wells Fargo’s common stock is listed on the New York Stock Exchange under the ticker symbol “WFC”.

Historical Information

The following table sets forth the quarterly high and low closing prices for Wells Fargo’s common stock, based on daily closing prices on the primary exchange for Wells Fargo, as reported by Bloomberg. Wells Fargo’s closing price on July 23, 2009 was $24.26.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2004	3/31/2004	$29.30	$28.14	$28.34
4/1/2004	6/30/2004	$29.56	$27.40	$28.62
7/1/2004	9/30/2004	$29.86	$28.15	$29.82
10/1/2004	12/31/2004	$31.63	$28.93	$31.08
1/3/2005	3/31/2005	$31.13	$29.19	$29.90
4/1/2005	6/30/2005	$30.97	$29.08	$30.79
7/1/2005	9/30/2005	$31.44	$29.06	$29.29
10/3/2005	12/30/2005	$32.17	$28.89	$31.42
1/3/2006	3/31/2006	$32.69	$30.52	$31.94
4/3/2006	6/30/2006	$34.64	$32.17	$33.54
7/3/2006	9/29/2006	$36.50	$33.44	$36.18
10/2/2006	12/29/2006	$36.81	$35.11	$35.56
1/3/2007	3/30/2007	$36.56	$33.47	$34.43
4/2/2007	6/29/2007	$36.42	$34.01	$35.17
7/2/2007	9/28/2007	$37.37	$32.81	$35.62
10/1/2007	12/31/2007	$37.47	$29.49	$30.19
1/2/2008	3/31/2008	$34.01	$25.48	$29.10
4/1/2008	6/30/2008	$31.49	$23.75	$23.75
7/1/2008	9/30/2008	$39.80	$20.51	$37.53
10/1/2008	12/31/2008	$36.70	$21.76	$29.48
1/2/2009	3/31/2009	$30.00	$8.12	$14.24
4/1/2009	6/30/2009	$28.18	$14.48	$24.26
7/1/2009*	7/23/2009*	$25.52	$22.87	$24.26
*	As of the date of this pricing supplement available information for the third calendar quarter of 2009 includes data for the period from July 1, 2009 through July 23, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2009.

The graph below illustrates the performance of Wells Fargo’s common stock from January 29, 1999 through July 23, 2009, based on information from Bloomberg. The dotted line represents the trigger price, equal to 60% of the closing price on July 23, 2009. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of March 31, 2009 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	299,386	263,444
Total Debt	299,386	263,444
Minority Interest(2)	8,423	7,412
Shareholders’ equity	31,283	27,527
Total capitalization	339,092	298,384
(1)	includes Money Market Paper and Medium Term Notes as per Balance sheet position
(2)	includes Trust preferred securities

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.87995 (the exchange rate in effect as of March 31, 2009).

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

Annex

The following supplements the discussion under “What are the Tax Consequences of the Notes?” in this pricing supplement and “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement and is subject to the limitations and exceptions expressed therein. It sets forth formulas for United States holders who are initial purchasers of the Notes to use to determine the amount of capital gain and loss and ordinary income to recognize either upon maturity or a sale of the Notes. The formulas below assume that the Notes are properly treated as an investment unit consisting of a debt component and a put option component, as described in “What are the Tax Consequences of the Notes?” and “Supplemental U.S. Tax Considerations.”

The tax consequences described below are not binding on the IRS or a court and are the result of only one of several possible reasonable treatments of the Notes for U.S. federal income tax purposes. Although there are other possible treatments, we and, by purchasing the Notes, you agree to treat the Notes for all U.S. federal income tax purposes according to the treatment described in this pricing supplement. No statutory, judicial or administrative authority directly addresses the treatment of the Notes or instruments similar to the Notes for U.S. federal income tax purposes, and we do not plan to request a ruling from the IRS. Significant aspects of the U.S. federal income tax consequences of an investment in the Notes are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. We do not provide tax advice. Accordingly, you are urged to consult your own tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative treatments).

Defined Terms as Used in this Annex:

“Accrued Coupon at Sale” is equal to the amount labeled “Accrued Interest” on your confirmation of sale, divided by Quantity Sold.

“Aggregate Option Premium Received” is the total amount of all payments of Option Premium received by you on a Note during the period you held the Note.

“Aggregate Coupons Received” is the total amount of all coupons received by you on a Note. It does not include Accrued Coupon at Sale.

“Coupon per Annum” is provided with respect to each offering on page 1 of this pricing supplement.

“Debt Component Per Annum” is provided on page 5 of this pricing supplement.

“Debt Sale Amount” is equal to Bond Value x Initial Price. “Bond Value” will be provided on your confirmation of sale, and is the value of the Debt Instrument expressed as a percentage of the Initial Price of your Notes. The “Bond Value” may exceed 100%.

“Initial Price” is provided with respect to each offering on page 1 of this pricing supplement.

“Option Premium” is equal to the amount of a coupon with respect to a Note multiplied by (Put Option Component per Annum/Coupon per Annum).

“Option Sale Amount” is equal to Sale Price – Debt Sale Amount. The “Sale Price” will be labeled “Price” on your confirmation of sale. The Option Sale Amount may be positive or negative.

“Put Option Component per Annum” is provided with respect to each offering on page 5 of this pricing supplement.

“Quantity at Maturity” is the number of Notes with respect to this offering held by you at maturity.

“Quantity Sold” will be labeled “Quantity” on your confirmation of sale.

At Maturity

If the Notes are held to maturity, you will have either:

1)	Short-term capital gain. If you receive the principal amount of the Notes (plus the final coupon payment) in cash, then you will recognize short-term capital gain on the option portion of the Notes, equal to:
♦	Aggregate Option Premium Received × Quantity at Maturity; or
2)	No tax event. If you receive shares of the applicable underlying stock, the receipt of those shares will not be a taxable event, except to the extent of cash received in lieu of fractional shares. Your basis in the shares received will be equal to:
♦	(Initial Price – Aggregate Option Premium Received) × Quantity at Maturity.

Your holding period in the shares will begin on the day after receipt. If you receive cash in lieu of a fractional share of the applicable underlying stock, you will recognize short-term capital gain or loss in an amount equal to the difference between the amount of cash you receive and your basis (as determined above) in the fractional share.

Sale, Exchange or Retirement of the Notes Prior to Maturity

Upon a sale, exchange or retirement of the Notes prior to maturity, you will recognize:

1)	Ordinary income. You will recognize ordinary income in respect of any accrued but unpaid interest on the debt portion of the Notes, equal to:
♦	Accrued Coupon at Sale × (Debt Component per Annum/Coupon per Annum) × Quantity Sold.
2)	Capital gain or loss. You will recognize short-term capital gain or loss (if the Notes are held one year or less prior to sale, exchange or retirement) or long-term capital gain or loss (if the Notes are held more than one year prior to sale, exchange or retirement) in respect of the debt portion of the Notes equal to:
♦	(Debt Sale Amount – Initial Price) × Quantity Sold;

and short-term capital gain or loss (regardless of holding period) in respect of the option portion of the Notes, equal to:

♦	(Option Sale Amount + (Accrued Coupon at Sale × (Put Option Component per Annum/Coupon per Annum))) × Quantity Sold; plus
♦	Aggregate Coupons Received × (Put Option Component per Annum/Coupon per Annum) × Quantity Sold.